EXHIBIT 99.1

ADR Ratio Change

September 19, 2024

Biodexa Pharmaceuticals PLC
(“Biodexa” or the “Company”)

ADR Ratio Change

Biodexa Pharmaceuticals PLC (Nasdaq: BDRX), an acquisition-focused clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs, today announces a ratio change on its American Depositary Receipts (“ADR”) from one (1) ADR representing four hundred (400) ordinary shares, to the new ratio of one (1) ADR representing ten thousand (10,000) ordinary shares (the "Ratio Change"). The effective date of the Ratio Change is expected to be October 4,2024.

Pursuant to the Ratio Change, ADR holders will be required on a mandatory basis to surrender their ADRs for cancellation and exchange to receive one (1) new ADR (New CUSIP: 59564R807) for every twenty-five (25) old ADRs (Old CUSIP: 59564R708). No fractional ADRs will be allocated. The aggregate fractions, if any, will be sold and the net proceeds will be distributed to the entitled ADR holder. The Company's Depositary, JP Morgan Chase Bank, N.A. will contact ADR holders and arrange for the exchange of their existing ADRs for new ADRs.

For ADR holders, the Ratio Change will have the same effect as a one-for-twenty-five reverse ADR split. The ordinary shares of Biodexa will not be affected by this change.

The Ratio Change is aimed to bring the price of the Company’s ADRs into compliance with the Nasdaq $1.00 minimum bid price per share requirement, although Biodexa can give no assurance that the Ratio Change will be effective in achieving this goal.

Biodexa Pharmaceuticals PLC
Stephen Stamp, CEO, CFO
Tel: +44 (0)29 2048 0180
www.biodexapharma.com

Forward-Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States.  Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements.  These forward-looking statements speak only as of the date of this announcement.  All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above.  Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.